Exhibit 99.(h)(4)

BROOKFIELD INFRASTRUCTURE INCOME FUND INC.

DISTRIBUTION AND SERVICING PLAN

[•], 2023

WHEREAS, the Board of Directors (the “Board”) of Brookfield Infrastructure Income Fund Inc. (the “Fund”) wishes to adopt this Distribution and Servicing Plan (this “Plan”) for the Fund’s shares of common stock, par value $0.001 per share (the “Shares”); and

WHEREAS, the Fund intends to utilize exemptive relief from the Securities and Exchange Commission permitting continuously-offered registered closed-end management investment companies that provide periodic liquidity through tender offers for which the Fund’s investment adviser, Brookfield Asset Management Private Institutional Capital (Canada), L.P., or its affiliates act as investment adviser to issue multiple classes of shares with varying sales loads and asset based service and/or distribution fees, and such exemptive relief requires as a condition that the Fund adopt a plan as if the Fund were subject to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “Rule”);

NOW, THEREFORE, this Plan is adopted in accordance with the Rule, with respect to those classes of shares of the Fund (each, a “Class”) as listed in Appendix A, as it may be amended from time to time, to be effective as of the date set forth above, subject to the following terms and conditions:

Section 1. Annual Fee.

(a)	Distribution and Servicing Fee for the Shares. For the Shares, the Fund may pay to one or more principal underwriters, broker-dealers, financial intermediaries (which may include banks), and others that enter into a distribution, underwriting, selling or service agreement with respect to the Shares or a Class (each of the foregoing an “Intermediary”) a distribution and shareholder servicing fee, provided that the aggregate amount of all such payments with respect to each Class of Shares does not exceed an amount calculated at the annual rate set forth in Appendix A (the “Distribution and Servicing Fee”).

(b)	Payment of Fees. The Distribution and Servicing Fees described above will be calculated, accrued and paid monthly in arrears by the Fund with respect to each Class as provided in Appendix A.

The Fund is authorized to engage in the activities listed herein either directly or through other entities.

Section 2. Expenses Covered by the Plan.

With respect to the fees payable by each Class, the Distribution and Servicing Fees for a Class may be used by an Intermediary for expenses related to that Class, including without limitation: (a) costs of printing and distributing the Fund’s prospectuses, statements of additional information and reports to prospective investors in the Fund; (b) costs involved in preparing, printing and distributing sales literature pertaining to the Fund and reports for persons other than existing shareholders; (c) an allocation of overhead and other branch office distribution-related expenses of an Intermediary; (d) payments made to, and expenses of, an Intermediary (including on behalf of its financial consultants) and other persons who provide support or personal services to Fund shareholders in connection with the distribution of the Fund’s shares, including but not limited to, office space and equipment, communication facilities, shareholder liaison services (including responding to inquiries from Fund shareholders and providing shareholders with information about their investments in the Fund) and answering routine inquiries regarding the Fund and its operations, processing shareholder transactions, promotional, advertising or marketing activity, sub-transfer agency, sub-accounting, recordkeeping and other administrative services (in excess of ordinary payments made to the Fund’s transfer agent or other recordkeeper), obtaining shareholder information and providing information about the Fund, asset allocation services, compensating sales personnel, maintaining and servicing shareholder accounts (including the payment of a continuing fee to financial consultants); and (e) interest-related expenses, or the cost of capital associated with, the financing of any of the foregoing; provided, however, that (i) the Distribution and Servicing Fee for a particular Class that may be used by the Intermediary to cover expenses primarily intended to result in the sale of shares of that Class, including, without limitation, payments to the Intermediary and other persons as compensation for the sale of the shares (including payments that may be deemed to be selling concessions or commissions) may not exceed the maximum amount, if any, as may from time to time be permitted for such services under the Financial Industry Regulatory Authority (“FINRA”) Conduct Rule 2341 or any successor rule, in each case as amended or interpreted by FINRA (“Rule 2341”), (ii) the Distribution and Servicing Fee for a particular Class that may be used by the Intermediary to cover expenses primarily intended for personal service and/or maintenance of shareholder accounts may not exceed the maximum amount, if any, as may from time to time be permitted for such services under Rule 2341 and (iii) the Distribution and Servicing Fee for a particular class may be used by the Intermediary to pay for sub-transfer agency, sub-accounting and certain other administrative services that are not required to be paid pursuant to a “service fee” under FINRA Rule 2341. The Intermediary may retain portions of the Distribution and Servicing Fees in excess of its expenses incurred.

It is recognized that the Fund’s investment adviser (“Adviser”), any sub-adviser (“Sub-Adviser”), principal underwriter, an Intermediary, or an affiliate of the foregoing may use its management or advisory fee revenues, past profits or its resources from any other source, to make payments to an Intermediary or any other entity with respect to any expenses incurred in connection with the distribution or marketing and sales of the Fund’s shares, including the activities referred to above. Notwithstanding any language to the contrary contained herein, to the extent that any payments made by the Fund to its Adviser, Sub-Adviser, or any affiliate thereof, including payments made from such Adviser, Sub-Adviser, or affiliate’s management or advisory fee or administrative fee or payments made for shareholder services should be deemed to be indirect financing of any activity primarily intended to result in the sale of Fund shares within the context of the Rule, then such payments shall be deemed to be authorized by this Plan but shall not be subject to the limitations set forth in Section 1.

It is further recognized that the Fund will enter into normal and customary custodial, transfer agency, recordkeeping and dividend disbursing agency and other service provider arrangements, and make separate payments under the terms and conditions of those arrangements. These arrangements shall not ordinarily be deemed to be a part of this Plan.

Section 3. Transaction Fees; Sales Charges.

It is understood that, under certain circumstances, as disclosed in the Fund’s prospectus, an initial sales charge may be paid by investors who purchase Fund shares, and the Fund may pay to the Intermediary, or the Fund may permit such persons to retain, as the case may be, such sales charge as full or partial compensation for their services in connection with the sale of Fund shares. In addition, as disclosed in the Fund’s prospectus and in Appendix A, investors who purchase certain Fund shares may be directly charged by an Intermediary for transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as such Intermediary may determine; provided that such Intermediary limits such charges as described in the Fund’s prospectus.

Section 4. Approval by Shareholders.

Except to the extent that, in accordance with Section 8 below, this Plan amends an existing plan adopted pursuant to the Rule with respect to a Class, the Plan will not take effect, and no fee will be payable in accordance with Section 1 of the Plan, with respect to a Class of the Fund until the Plan has been approved by a vote of at least a majority of the outstanding voting securities of that Class. The Plan will be deemed to have been approved with respect to a Class of the Fund so long as a majority of the outstanding voting securities of that Class votes for the approval of the Plan, notwithstanding that: (a) the Plan has not been approved by a majority of the outstanding voting securities of any other Class, or (b) the Plan has not been approved by a majority of the outstanding voting securities of the Fund.

Section 5. Approval by Board Members.

Neither the Plan nor any related agreements will take effect, with respect to a Class of the Fund, until approved by a majority vote of both (a) the Board and (b) those Board members who are not interested persons of the Fund and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to it (the “Independent Directors”), cast in person at a meeting called for the purpose of voting on the Plan and the related agreements.

Section 6. Continuance of the Plan.

The Plan will continue in effect with respect to each Class until [•] and thereafter for successive twelve-month periods with respect to each Class; provided, however, that such continuance is specifically approved at least annually by the Board members of the Fund and by a majority of the Independent Directors in accordance with Section 5.

Section 7. Termination.

The Plan may be terminated at any time with respect to a Class of the Fund (i) by the Fund without the payment of any penalty, by the vote of a majority of the outstanding voting securities of such Class of the Fund or (ii) by a majority vote of the Independent Directors. The Plan may remain in effect with respect to a particular Class of the Fund even if the Plan has been terminated in accordance with this Section 7 with respect to any other Class of the Fund.

Section 8. Amendments.

The Plan may not be amended with respect to any Class so as to increase materially the amounts of the fees described in Section 1, unless the amendment is approved by a vote of holders of at least a majority of the outstanding voting securities of that Class. No material amendment to the Plan may be made unless approved by the Fund’s Board in the manner described in Section 5.

Section 9. Selection of Certain Board Members.

While the Plan is in effect, the Fund shall comply with Rule 12b-1(c).

Section 10. Written Reports.

In each year during which the Plan remains in effect, the proper officers of the Fund will prepare and furnish to the Fund’s Board and the Board will review, at least quarterly, written reports complying with the requirements of the Rule, which set out the amounts expended under the Plan and the purposes for which those expenditures were made.

Section 11. Preservation of Materials.

The Fund will preserve copies of the Plan, any agreement relating to the Plan and any report made pursuant to Section 10, for a period of not less than six years (the first two years in an easily accessible place) from the date of the Plan.

Section 12. Meanings of Certain Terms.

As used in the Plan, the terms “interested person” and “majority of the outstanding voting securities” will be deemed to have the same meaning that those terms have under the rules and regulations under the 1940 Act, subject to any exemption that may be granted to the Fund under the 1940 Act, by the SEC, or as interpreted by the SEC.

Section 13. Severability.

The provisions of the Plan are severable for each Class covered by this Plan, and actions taken with respect to the Plan in conformity with the Rule will be taken separately for each such Class.

Section 14. Governing Law.

This plan shall be governed by, and construed in accordance with, the laws of the State of New York.

APPENDIX A

DISTRIBUTION AND SERVICING PLAN

Name of Class	Fees[1]

Class D	Shareholder Servicing Fee: 0.25%

Class S	Distribution and Shareholder Servicing Fee: 0.85%

Class T	Distribution and Shareholder Servicing Fee: 0.85%

Class I	None

[1]	Expressed as an annual rate of the average monthly net assets of the applicable Class of the Fund. For purposes of determining the applicable Distribution and Servicing Fee, net asset value will be calculated prior to any reduction for any fees and expenses, including, without limitation, the Distribution and Servicing Fee payable. Holders of Class I shares are not charged transaction or other fees, including upfront placement fees or brokerage commissions by any Intermediary, which fees may be directly charged by an Intermediary to holders of Class D, Class S and Class T shares.

A-1